UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date January 18, 2007

ASX & MEDIA RELEASE
18 JANUARY 2007

NOVOGEN & SANTE NATURELLE (CANADA) ENTER INTO A PATENT LICENSE AGREEMENT AND SETTLE PATENT INFRINGEMENT CASE

STAMFORD, Conn., January 17, 2007 - Novogen Limited (Nasdaq: NVGN), the world leader in isoflavone research, has settled for an undisclosed amount and terms, its allegations of patent infringement against Sante Naturelle A.G. Ltee (“Sante”). Novogen had alleged that certain menopause products sold by Sante infringed Novogen’s Canadian patent for health supplements containing isoflavones. (Patent No. 2136233).

In addition to an undisclosed monetary settlement Sante has entered into a licensing agreement with Novogen. This agreement grants Sante a license under Canadian Patent No.2136233 and will enable Sante to continue to manufacture and sell certain menopause supplements containing isoflavones derived from sources other than soy.

The Chief Executive of Novogen, Mr. Christopher Naughton, said Novogen is dedicated to the development of isoflavonoid technology, protected by intellectual property, in both the dietary supplement and prescription pharmaceutical arenas.

“The resolution of this matter is another significant recognition of the value of our isoflavone patent portfolio and adds to a history of several similar settlements in North America in recent years,” Mr. Christopher Naughton said.

Novogen manages its international research and development programs that use the expertise and clinical research capabilities of universities and hospitals in the U.S., Australia and other key international locations.

Novogen’s leading dietary supplement products are Promensil, for the relief of menopausal symptoms, and Trinovin™, for prostate health. These brands are marketed directly by Novogen in Australia, Canada and Europe, and under licence to Natrol Inc in the USA.

About Novogen

Novogen Limited is an Australian biotechnology company that has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders. Over the past ten years, Novogen has conducted the largest and most comprehensive isoflavone clinical testing programs in the world. Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities.

Novogen’s investigational anti-cancer drug phenoxodiol is currently in Phase III human clinical trials in the U.S., Europe and Australia. The rights to commercialize this drug are licensed to the Company’s majority owned, Marshall Edwards, Inc., (Nasdaq: MSHL,). More information can be found at www.novogen.com and www.marshalledwardsinc.com.

Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.